Exhibit 7.8

CapLease, Inc.
1065 Avenue of the Americas
New York, New York 10018

September 16, 2008

Inland American Real Estate Trust, Inc.
2901 Butterfield Road

Oakbrook, IL 60523

Re: Common Stock Offering

Ladies and Gentlemen:

As of the date hereof, we have agreed to issue to you 1,317,524 shares of common stock of CapLease, Inc., a Maryland corporation (the “Company”) for $7.59 per share. Please arrange to pay 10,000,007.16 in proceeds from such issue in Federal (same day) funds to the Company’s account at Signature Bank. Wire instructions are as follows:

Upon receipt of such funds, we will instruct our transfer agent, American Stock Transfer & Trust Company, to issue the shares to you in accordance with the attached instructions.

If you have any questions, feel free to call me at

Very truly yours,

CAPLEASE, INC.

	By:	/s/	Paul C. Hughes
Paul C. Hughes
Vice President and General Counsel

ACKNOWLEDGED AND AGREED:

INLAND AMERICAN REAL ESTATE TRUST, INC.

By: